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                                                                    EXHIBIT 99.1

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To:                                         To:                                         To:
The Companies Registrar                     The Tel Aviv Stock Exchange Ltd.            The Israeli Securities Authority
P.O. Box 28178                              54 Echad Ha'Am St.                          22 Kanfei Nesharim St.
97 Jaffa St. Klal Center                    Tel Aviv 65202                              Givat Shaul
Jerusalem 91281                                                                         Jerusalem 95464

FAX: 6222847-02                             FAX: 5160630-03; 5105379-03                 FAX:  6513940-02

                                                                                                           12.8.2002
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(a)         Company's Name: CAMTEK LTD.

(b)         Tel: 04-6048100         (c)         Fax: 04-6048300


Dir Madam/Sir:

                     Re: THE RESULTS OF THE RIGHTS OFFERING
           UNDER THE PROSPECTUS DATED JULY 23, 2002 (THE "PROSPECTUS")

On behalf of our client, Camtek Ltd. (the "Company") we hereby report the results of the Company's rights offering to its shareholders under the Prospectus.

The Company offered in the Prospectus to its shareholders of record on July 24, 2002, rights to purchase a total of 8,571,429 ordinary shares of the Company.

The shareholders have exercised rights to purchase a total of 5,926,730 ordinary shares.

The gross proceeds received by the Company as a result of the exercise amounts to a total of US $6,223,066.5.

                                                 Respectfully,

                                     Shiboleth, Yisraeli, Roberts, Zisman & Co.
                                               Advocates & Notary
                                            By Boaz Lahovitsky, Adv.




Transmitted by fax to the Israel Securities Authority and the Tel Aviv Stock Exchange on August 12, 2002, at 23:20.